FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒           Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐           No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

INVITATION

TO THE BANK’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on Thursday, 22nd January 2009, at 12 noon

Pursuant to the provisions of Companies’ Act 2190/1920 (the Companies Act), Law 3723/2008, Law 2396/96 on dematerialized shares, and article 11 of the Bank’s Articles of Association and Board of Directors’ resolution dated 7 January 2009, the Shareholders of National Bank of Greece S.A., with registered office at Aiolou 86, Athens, Greece, are invited to the Bank’s Extraordinary General Meeting to be held at 12 noon on Thursday, 22nd January 2009, at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.  Increase in the Bank’s share capital by €350,000,000 through the issue of non-voting preference shares as per the provisions of L.3723/2008 “on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis”, and abolition of pre-emptive rights of current shareholders.

2.  Amendment to articles 4 (on share capital) and 18 (on the Board of Directors) of the Bank’s Articles of Association and addition of a transitional provision for the implementation of the said law.

3.  Provision of relevant authorizations.

4.  Announcements and approvals.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Extraordinary General Meeting in person or by proxy are requested to proceed as follows:

1.   Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators and submit the relevant certificate, issued by the CSD and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 16 January 2009).

2.   Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate issued and delivered to them by the CSD to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 16 January 2009).

Shareholders that are legal entities are further required by law to submit their legalization documents to the Bank within the same deadline, as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

Similarly, shareholders who wish to participate in the General Meeting by proxy should deliver their proxy documents to the Bank by Friday, 16 January 2009.

For their convenience, Shareholders who wish to participate in the General Meeting may authorize the Bank to block their shares on their behalf (Shareholders Department contact tel. +30 210-3343414/16/21/26/28/60/94, and fax +30 210-3343404/06/10).

Athens, 7 January 2009

By order of the Board of Directors

EFSTRATIOS-GEORGIOS (TAKIS) ARAPOGLOU
Chairman of the Board of Directors and
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date : 8th January, 2009

Chairman - Chief Executive Officer